[Connecticut Water Logo]        NEWS

Connecticut Water Service, Inc.
Increases Cash Dividend on Common Shares by nearly 6%

47 Consecutive Years of Increasing Dividend Payments
Annualized Dividend on Common Stock Increased to $1.13 per Share

Clinton, Connecticut, May 13, 2016 – Connecticut Water Service, Inc. (NASDAQ GS: CTWS) announced that the Company’s Board of Directors has approved an increase of 5.6% in its annualized cash dividend, raising the quarterly amount to $0.2825 per share of the Company’s common stock for an annualized dividend of $1.13. CTWS’s dividend has increased more than 15% since 2013, and today’s announcement marks the 47th consecutive year of increasing dividend payments. This increase also accelerates the timing of the annual increase which has historically occurred in the third quarter of the year. That acceleration combined with the increase projects to a 6.2% increase in 2016 dividends versus 2015. CTWS is included in the NASDAQ U.S. Broad Market Dividend Achievers Index, which requires a minimum of 10 consecutive years of dividend increases.
Eric W. Thornburg, Connecticut Water’s President and CEO, stated, “Today’s action by the Board builds on our long history of increasing dividend payments in each of the last 47 years and of paying quarterly dividends on common stock without interruption or reduction since the Company’s founding in 1956. Our 2015 dividend payout ratio was 51% and we are very comfortable increasing the cash dividend by the highest amount in our 60 year history.”
The quarterly cash dividend on common shares was increased to $0.2825 per quarter from $0.2675, and will be effective with the dividend declared by the Board on common shares that is payable on June 15, 2016, for shareholders of record as of June 1, 2016. The Company’s dividend yield, based on an annualized dividend of $1.13 at the stock market closing price on May 12, 2016, was approximately 2.2%.

The Company has a Dividend Reinvestment Plan and Common Stock Purchase Plan (DRIP) available to registered shareholders, and customers and employees of the Company’s regulated water utility subsidiaries. Additional information about the DRIP and a plan prospectus are available on the Investors page of the Company’s Web site (ir.ctwater.com) or upon request.

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News media contact:
Daniel J. Meaney, APR

Director of Corporate Communications
Connecticut Water Service, Inc.
93 West Main Street, Clinton, CT 06413-1600
860.664.6016

This news release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s results of operation, financial position and long-term strategy. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties discussed in our filings with the Securities and Exchange Commission, which could cause the Company’s actual results to differ materially from expected results. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.